EXHIBIT 99.1

MAG Silver Appoints John Armstrong to the Board of Directors as Part of Planned Board Refreshment

VANCOUVER, British Columbia, Feb. 03, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) announces the appointment of John Armstrong to the Board of Directors, effective January 31, 2025, as part of MAG’s planned Board refreshment.

“We are very pleased to welcome John to our Board,” said Peter Barnes, Chair of the Board. “With extensive leadership experience and a strong track record in capital markets, strategic planning and capital allocation, John brings significant value as we continue to advance MAG’s strategic priorities. We believe that his broad network within the mining sector coupled with his familiarity with MAG and Juanicipio, will provide valuable insights as we continue to drive the Company forward.”

Mr. Barnes added: “John’s appointment comes following a comprehensive, externally facilitated search process focussed on a diverse pool of candidates. Our Board is committed to fostering greater diversity, and while we focused on identifying candidates from varied backgrounds, we ultimately selected John because his expertise, leadership and vision aligned perfectly with the strategic direction of the Company.”

About John Armstrong

Mr. Armstrong is currently CEO of Versamet Royalties, a private metals royalty and streaming company. Prior to Versamet, he spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals, and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients.

John holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements that address our expectations with respect to the timing of, and changes to, the Company’s Board of Directors. All statements in this release, other than statements of historical facts are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com